Exhibit 99.1

RADA Announces Pricing of Public Offering of 4,500,000 Ordinary Shares

NETANYA, Israel – March 4, 2021 – RADA Electronic Industries Ltd. (“RADA”) (NASDAQ and TASE: RADA), a global defense technology company, today announced the pricing of its public offering of 4,500,000 ordinary shares at a public offering price of $11.50 per share. The gross proceeds to RADA from this offering are expected to be approximately $51.75 million before deducting the underwriting discounts and commissions and other offering expenses payable by RADA.

RADA has granted the underwriters a 30-day option to purchase up to an additional 675,000 ordinary shares on the same terms and conditions.  The offering is expected to close on or about March 8, 2021, subject to customary closing conditions.

RADA intends to use the net proceeds from this offering for general corporate purposes.

Jefferies LLC, Baird and Canaccord Genuity are acting as joint bookrunners for this offering. A.G.P./Alliance Global Partners is acting as lead manager in the offering.

The offering is being made pursuant to an effective shelf registration statement (File No. 333-252015) declared effective by the Securities and Exchange Commission on January 21, 2021. Electronic copies of the prospectus, when available, may be obtained from the Securities and Exchange Commission at http://www.sec.gov, Alternatively, electronic copies of the prospectus may be obtained from Jefferies LLC Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com.; Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 East Wisconsin Avenue, Milwaukee, WI 53202, by telephone at (800) 792-2473 or by email at syndicate@rwbaird.com; and Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, Suite 1200, Boston, MA 02110, by email at prospectus@cgf.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995, including statements regarding RADA’s expectations with respect to its proposed offering and its intended use of proceeds from the offering. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F for the year ended December 31, 2020, and other filings with the Securities and Exchange Commission.